Exhibit 99.3

JARRETT QUINN

Consulting Process Engineer

Primero Group Americas Inc.

1450 - 1801 McGill College, Montréal, Québec, Canada H3A 2N4

CONSENT OF QUALIFIED PERSON

I, Jarrett Quinn, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil - Phase 3 Mineral Resource Estimate”, (the “Technical Report”) with an effective date of 30th May, 2022 by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated June 22, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 5th day of August, 2022.

/s/ Jarrett Quinn
Jarrett Quinn, P.Eng. (OIQ #5018119), Ph.D.
Consulting Process Engineer
Primero Group Americas Inc.